Suppl. 83-2

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
ASIAN DEVELOPMENT BANK

In respect of the issue of the ADB's
A$900,000,000 3.50% Notes due 5 July 2017 and
A$200,000,000 Floating Rate Notes due 5 July 2017

Filed pursuant to Rule 3 of Regulation AD
Dated: July 5, 2012

The following information is filed pursuant to Rule 3 of Regulation AD in respect of the issue of A$900,000,000 principal amount of 3.50% Notes due 5 July 2017 (the "Fixed Rate Notes") and A$200,000,000 principal amount of Floating Rate Notes due 5 July 2017 (the "Floating Rate Notes" and, together with the Fixed Rate Notes, the "Notes") of the Asian Development Bank (the "ADB") under its Australian Dollar Domestic Medium Term Note Programme (the "Programme").

Item 1. Description of Obligations

The terms and conditions of the Notes are set forth in the Information Memorandum of the ADB's A$5,000,000,000 Australian Dollar Domestic Medium Term Note Programme dated 20 November 2006 (the "Information Memorandum"), which was previously filed under a report of the ADB dated March 17, 2008, and in the Pricing Supplement relating to the Fixed Rate Notes and the Pricing Supplement relating to the Floating Rate Notes, each dated 3 July 2012 (collectively, the "Pricing Supplements"), which were previously filed under a report of the ADB dated July 3, 2012. Certain other information about the ADB is provided in the form of an Information Statement, the latest version of which, dated June 15, 2012, was filed under a report of the ADB dated June 15, 2012. The registrar of the ADB with respect to the Fixed Rate Notes is Reserve Bank of Australia, at its office at 65 Martin Place, Sydney NSW 2000, Australia, and the registrar of the ADB with respect to the Floating Rate Notes is Citigroup Pty Limited, at its office at Level 23, 2 Park Street, Sydney NSW 2000, Australia.

Item 2. Distribution of Obligations

See the Information Memorandum, page 2 and the Pricing Supplements.

As of 3 July 2012, the ADB entered into a Subscription Agreement, which was previously filed under a report of the ADB dated July 3, 2012, with Deutsche Bank AG, Sydney Branch, The Toronto-Dominion Bank, London Branch and Westpac Banking Corporation (the "Lead Managers and Dealers"), pursuant to which the ADB has agreed to issue and sell, and the Lead Managers and Dealers have severally agreed to purchase, (a) a principal amount of the Fixed Rate Notes aggregating A$900,000,000 for an issue price of 99.727%, less management and underwriting fees and selling concessions of 0.136%, and (b) a principal amount of the Floating Rate Notes aggregating A$200,000,000 for an issue price of 100.00%, less management and underwriting fees and selling concessions of 0.136%. The Notes will be offered for sale subject to issuance and acceptance by the Lead Managers and Dealers and subject to prior sale. It is expected that the delivery of the Notes will be made on or about 5 July 2012.

The Lead Managers and Dealers propose to offer (a) the Fixed Rate Notes to the public at the public offering price of 99.727% and (b) the Floating Rate Notes to the public at the public offering price of 100.00%.

The respective principal amounts of the Notes that each of the Lead Managers and Dealers commits to underwrite are set forth opposite their names below:

Name	Principal amount of Fixed Rate Notes	Principal amount of Floating Rate Notes
Deutsche Bank AG, Sydney Branch.......	A$300,000,000	A$66,666,667
The Toronto-Dominion Bank, London Branch..................................	300,000,000	66,666,666
Westpac Banking Corporation..............	300,000,000	66,666,667
Total................................	A$900,000,000	A$200,000,000

Item 3. Distribution Spread

See page 2 of each Pricing Supplement and the Subscription Agreement.

	Price to the Public	Commissions and Concessions	Proceeds to ADB
Per Fixed Rate Note	99.727%	0.136%	99.591%
Total	A$897,543,000	A$1,224,000	A$896,319,000
Per Floating Rate Note	100.00%	0.136%	99.864%
Total	A$200,000,000	A$272,000	A$199,728,00

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3.

Item 5. Other Expenses of Distribution

Item	Amount
Legal Fees...	A$21,250*
Listing Fees (Australian Securities Exchange).......	A$10,000*

* Asterisks indicate that expenses itemized above are estimates.

Item 6. Application of Proceeds

See the Information Memorandum, page 5.

Item 7. Exhibits

(a) (i) Information Memorandum of the ADB's A$5,000,000,000 Australian Dollar Domestic Medium Term Note Programme dated 20 November 2006, previously filed under a report of the ADB dated March 17, 2008.

(ii) the Note Deed Poll in relation to the Programme dated 13 February 2006, previously filed under a report of the ADB dated March 17, 2008.

(iii) Programme Agreement relating to the issuance of Notes by the ADB under the Programme dated as of 13 February 2006 (as amended by a Supplemental Programme Agreement dated 20 November 2006), previously filed under a report of the ADB dated March 17; 2008.

(b) Copy of an opinion of counsel as to the legality of the Notes.

(c) Subscription Agreement dated 3 July 2012, previously filed under a report of the ADB dated July 3, 2012.

(d) (i) Information Statement dated June 15, 2012, previously filed under a report of the ADB dated June 15, 2012.

(ii) Pricing Supplement dated 3 July 2012, with respect to the Fixed Rate Notes, previously filed under a report of the ADB dated July 3, 2012.

(iii) Pricing Supplement dated 3 July 2012, with respect to the Floating Rate Notes, previously filed under a report of the ADB dated July 3, 2012.

ADB

Asian Development Bank

5 July 2012

Deutsche Bank AG, Sydney Branch
Level 16
Deutsche Bank Place
Corner of Hunter and Phillip Streets
Sydney NSW 2000
Australia

The Toronto-Dominion Bank, London Branch
60 Threadneedle Street
London EC2R 8AP
United Kingdom

Westpac Banking Corporation
Level 2
Westpac Place
275 Kent Street
Sydney NSW 2000
Australia

as Lead Managers and Dealers for the issue of the Notes defined below

Ladies and Gentlemen,

ASIAN DEVELOPMENT BANK
Series No.: AUD 009-00-1 AUD900,000,000 3.50 per cent. Notes due 5 July 2017 (the "Fixed Rate Notes") and
Series No.: AUD 010-00-1 AUD200,000,000 Floating Rate Notes due 5 July 2017 (the "Floating Rate Notes", and together with the Fixed Rate Notes, the "Notes") Issued under the Australian Dollar Domestic Medium-Term Note Programme (the "Programme")

I have participated in the proceedings of the Asian Development Bank ("ADB") to authorize the issue and sale of the captioned Notes issued under the Programme. In that connection, I have examined, among other things, the following:

(a) the Agreement Establishing the Asian Development Bank (the "Charter") and the By-Laws of ADB;

(b) a memorandum dated 27 April 1999 from the member of the Board of Directors of ADB representing Australia confirming that the Government of Australia has given all approvals required from such Government pursuant to Article 21 of the Charter for the purposes of the Notes;

(c) a letter dated 12 November 1997 from the Bank of England to the Treasurer of ADB, confirming that the Government of the United Kingdom has given all approvals required from such Government pursuant to Article 21 of the Charter for the purposes of the Notes;

(d) the resolution adopted by the Board of Directors of ADB on 14 December 2011 (the "Resolution"), authorizing the issue and sale of the Notes pursuant to various determinations of the President, a Vice President or the Treasurer of ADB;

(e) the memorandum of the Treasurer of ADB dated 3 July 2012 setting forth his determinations as required under the Resolution for the issue and sale of the Fixed Rate Notes;

(f) the memorandum of the Treasurer of ADB dated 3 July 2012 setting forth his determinations as required under the Resolution for the issue and sale of the Floating Rate Notes;

(g) the Borrowing Regulation of ADB dated 9 December 2008;

(h) the Subscription Agreement between ADB and the Lead Managers and Dealers dated 3 July 2012 (the "Subscription Agreement") relating to the issue and sale of the Notes;

(i) the Fixed Rate Notes Pricing Supplement dated 3 July 2012 (the "Fixed Rate Notes Pricing Supplement") relating to the issue and sale of the Notes;

(j) the Floating Rate Notes Pricing Supplement dated 3 July 2012 (the "Pricing Supplement", and together with the Fixed Rate Notes Pricing Supplement, the "Pricing Supplements") relating to the issue and sale of the Notes.

Based on my examination and review of the documents described above and such other documents and matters as are in my judgment necessary for the purposes of this opinion, I am of the opinion that:

(A) ADB has obtained all governmental approvals required pursuant to the Charter in connection with the offering, issue and sale of the Notes.

(B) The creation, issue, sale and delivery of the Notes have been duly authorized. When the Notes have been duly issued, delivered and paid for in accordance with the Subscription Agreement (which Subscription Agreement shall have been duly authorized, executed and delivered by the Lead Managers and Dealers), the Notes will constitute valid, binding and enforceable obligations of ADB in accordance with their terms.

(C) The Subscription Agreement and the Pricing Supplements have each been duly authorized, executed and delivered by ADB and constitute each a valid, binding and enforceable agreement of ADB.

This opinion is limited to matters of public international law, including without limitation the Charter, the By-Laws of ADB, the Rules of Procedure of the Board of Governors of ADB and the Rules of Procedure of the Board of Directors of ADB. No opinion is expressed herein, or should be deemed to be implied hereby, in respect of the laws of any national jurisdiction. To the extent that any opinion is expressed herein as to the validity and binding effect of any agreement or instrument executed by ADB which by its terms is governed by national law, such opinion as to matters of public international law is given upon the assumption of the validity and binding effect of such agreement or instrument under such national law.

Very truly yours,

JEREMY H. HOVLAND
General Counsel